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      OMB APPROVAL
----------------------
OMB Number:                       UNITED STATES                        3235-0058
Expires:                SECURITIES AND EXCHANGE COMMISSION          May 31, 1997
Estimated average burden     WASHINGTON, D.C. 20549
hours per response..........................................................2.50
                                   FORM 12B-25
                                                                SEC FILE NUMBER
                                                                    1-13840



                           NOTIFICATION OF LATE FILING


(Check One): [ ]    Form 10-K [ ]    Form 20-F [ ]     Form 11-K [ ]     Form 10-Q [X]    Form N-SAR

                                                                   CUSIP NUMBER
                                                                     744678103



        For Period Ended: September 30, 1996
        [ ] Transition Report on Form 10-K
        [ ] Transition  Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition  Report on Form 10-Q
        [ ] Transition  Report on Form N-SAR
        For the Transition Period Ended:
                                          --------------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

Pudgie's Chicken, Inc.
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Full Name of Registrant


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Former Name if Applicable

333 Earle Ovington Blvd., Suite 604
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Address of Principal Executive Office (Street and Number)

Uniondale, NY 11553
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City, State and Zip Code





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                       PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)


    [X]       (a)     The reasons described in reasonable detail in Part III of
                      form could not be eliminated without unreasonable
                      effort or expense;
    [X]       (b)     The subject annual report,  semi-annual report, transition report on Form 10-K,  20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day  following  the  prescribed  due date;  or the subject quarterly  report of  transition  report on Form 10-Q,  or portion  thereof  will be filed  on or  before  the  fifth calendar day following the prescribed due date; and
    [ ]       (c)     The  accountant's  statement or other exhibit required by
                      Rule 12b-25(c) has been attached is applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

        The Company filed a Voluntary Petition under Chapter 11 of the Bankruptcy Code on September 18, 1996. The Company is currently providing information to the Bankruptcy Court, the recently formed creditors' committee and is in the process of finalizing its first formal operating report to the Bankruptcy Court. The Company is also currently changing its reporting to comply to the rules of Chapter 11 and its related disclosure.

        As a result, the Company has been unable to complete the report within the prescribed time period.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


        Steven Wasserman, President and Chief Executive Officer         516                         222-8833
        -------------------------------------------------------        -----                        --------
        (Name)                                                       (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               [X] Yes    [ ] No
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(3)     Is it anticipated  that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes    [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHED RIDER A.
--------------------------------------------------------------------------------


                             PUDGIE'S CHICKEN, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 1996         By: /s/ Steven Wasserman
      -----------------------       --------------------
                                    Name: Steven Wasserman
                                    Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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                                    ATTENTION
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
 -------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.12(b) of this chapter).








                           {Intentionally left blank}




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Rider A to the Form 12b-25

Notification of Late Filing on Behalf of Pudgie's Chicken, Inc.

        Total revenue was approximately $9.2 million for the nine months ended September 30, 1996, an increase of approximately $941,000, or 11%, over revenue of approximately $8.2 million for the nine months ended September 30, 1995. This increase was primarily due to the increase in the number of Company-owned restaurants to 30 open during the nine months ended September 30, 1996, offset by the closing of 10 Company-owned restaurants during the three months ended September 30, 1996. This resulted in a net decrease in the number of Company-owned restaurants from 26 at September 30, 1995 to 20 at September 30, 1996. The number of franchised restaurants decreased from 37 at September 30, 1995 to 31 at September 30, 1996.

        The Company incurred a net loss of approximately $4.7 million during the nine months ended September 30, 1996, an increase of approximately $1.8 million, or 65%, from the net loss of approximately $2.9 million in the comparable 1995 period. The increase in the loss was attributable principally to approximately $1.2 million in costs expensed in conjunction with the closing of 10 Company-owned restaurants during the three months ended September 30, 1996 and the growth of total revenue by approximately 11% from the comparable prior year period as compared to an increase of approximately 25% in total expenses from the prior year comparable period.


                       STATEMENT OF DIFFERENCES


The section symbol shall be expressed as ss.